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December 21, 2005

VIA ELECTRONIC TRANSMISSION
---------------------------

Mr. Christian Sandoe
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
sandoec@sec.gov
---------------

 Re:  Gam Funds, Inc.
      ---------------
      PRE 14A (File No. 811-04062)
      ----------------------------

      Gam Avalon Lancelot, Llc
      ---------------
      PRE 14A (File No. 811-10245)
      ----------------------------


Dear Mr. Sandoe:

         I am writing to respond to further comments of the staff of the Securities and Exchange Commission with respect to the above-referenced preliminary Schedule 14A filing for each of GAM Funds, Inc. and GAM Avalon Lancelot, LLC (the "Funds"), received by me from you during our telephone conference of today, December 21, 2005.

         For your convenience, your comments are set forth in italics in this letter, followed by the applicable Fund's responses. Capitalized terms used but not defined in this comment response letter have the meanings given to them in the applicable proxy statement to which those comments and responses relate.

A.       GAM AVALON LANCELOT, LLC - PRE 14A (FILE NO. 811-10245)

1. PLEASE DISCUSS THE CONCLUSION REACHED BY THE BOARD OF DIRECTORS AFTER HAVING CONSIDERED THE FACTORS DESCRIBED UNDER THE NEW SUB-HEADING "NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED".

         RESPONSE: We have added the following sentence to the end of this paragraph so that the paragraph now reads in its entirety as follows:

         "NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED.

PROSKAUER ROSE LLP

December 20, 2005
Page 2


                  When considering the nature, extent and quality of the services to be provided by GAM USA to the Fund, the Board of Directors considered the in-house capability of GAM USA in terms of administration, research and trading capabilities, the professional qualifications and experience of the portfolio managers responsible for the direction of the Fund, and the regulatory compliance policies and procedures of GAM USA as a measure of the nature, extent and quality of the services provided by GAM USA. Based on these considerations, the Board of Directors concluded that the services to be provided were appropriate and acceptable."


         The same change has also been made to the corresponding section of Proposal Two, regarding the approval of the Interim Sub-Advisory Agreement.

2. PLEASE PROVIDE FURTHER DISCUSSION WITH RESPECT TO THE BOARD OF DIRECTORS' CONSIDERATION OF THE COSTS OF SERVICES PROVIDED TO THE FUND, AS COMPARED TO OTHER FUNDS.

         RESPONSE: The following language has been added to the paragraph entitled "Costs of Services Provided and Profitability" to reflect the Board's discussions with regard to the expenses of the Fund as compared to other funds:

         "COSTS OF SERVICES PROVIDED AND PROFITABILITY.


                  In evaluating the costs of the services to be provided by GAM USA under the Interim Investment Advisory Agreement and the profitability to each of GAM USA and GIML of its relationships with the Fund, the Directors reviewed, among other things, the Lipper Report which compared Fund expenses, including those of advisers, administrators and custodians, with a group of "peer funds" selected by Lipper on the basis of comparability, as well as with a broader expense universe that takes into account expenses within the investment classification/objective of the Fund. The Lipper Report also provided the Board of Directors with relative performance data of the Fund measured against the total return performance of what Lipper deemed to be similar funds and, also against a performance universe comprising all funds within the investment classification/objective of the Fund. Lipper noted that due to the limited number of similar funds available from which to select peers, it had aggregated all closed-end funds of hedge funds, regardless of their investment objective. Lipper also noted that it had obtained performance data for other funds from their most recent SEC filings, which meant that performance ending data for the performance groupings and universe vary. The Board of Directors also noted that total expenses were at the high end due in part to costs, such as transfer agent and custodian charges, that are proportionately significant when the assets of the Fund and the complex that it is in are relatively small so that it is not possible to negotiate rates that can significantly lower the expense ratios."

PROSKAUER ROSE LLP

December 20, 2005
Page 3


         The same change has also been made to the corresponding section of Proposal Two, regarding the approval of the Interim Sub-Advisory Agreement.

3. PLEASE PROVIDE FURTHER DISCUSSION OF WHETHER THE BENEFITS OF ANY ECONOMIES OF SCALE MAY INURE TO THE FUND'S MEMBERS THROUGH AN INCREASE IN THE SIZE OF THE FUND, OR THROUGH BREAKPOINTS, IF ANY.

         RESPONSE: The following language has been added to the paragraph entitled "Fees and Economies of Scale" to reflect the Board's consideration of whether the benefits of economies of scale may inure to members:

         "FEES AND ECONOMIES OF SCALE.


         In reviewing the Transaction, the Board of Directors considered, among other things, whether management fees or other expenses would change as a result of the Transaction. Based on material provided by JBIM, as requested by legal counsel for the Independent Directors, the Board of Directors determined that as a result of the Transaction, the Fund's total management fees would not increase. It was noted that if assets of the Fund increase, economies of scale can be expected to inure to the benefit of members in the form of reduced operating expenses as a percentage of assets of the Fund. Based on the current size of the Fund, the Board of Directors considered, but did not seek to introduce breakpoints on the advisory fees for the Fund at this time."


B.       SCHEDULE 14A FOR GAM FUNDS, INC. - PRE 14A (FILE NO. 811-04062)

1. PLEASE (I) DISCUSS THE CONCLUSION REACHED BY THE BOARD OF DIRECTORS AT THE MEETING AFTER HAVING CONSIDERED THE FACTORS DESCRIBED UNDER THE NEW SUB-HEADING "NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED", AND (II) CLARIFY THAT THESE FACTORS WERE CONSIDERED SEPARATELY WITH RESPECT TO EACH SERIES FUND.

         RESPONSE: In response to your comments, we have made the following changes to this paragraph to clarify the Board's consideration of these issues:

         "NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED.


                  When considering the nature, extent and quality of the services to be provided by GIML to theeach GIML FundsFund, the Board of Directors separately considered with respect to each such GIML Fund the in-house capability of GIML in terms of administration, research and trading capabilities, the professional qualifications and experience of the portfolio managers responsible for the direction of each of the Funds, and the regulatory compliance policies and procedures of GIML as a measure of the nature, extent and quality of the services provided by GIML. Based on these

PROSKAUER ROSE LLP

December 20, 2005
Page 4


         considerations, the Board of Directors concluded that the services to be provided were appropriate and acceptable."


2. PLEASE CLARIFY THAT THE FACTORS DISCUSSED UNDER THE SUB-HEADING "COSTS OF SERVICES PROVIDED AND PROFITABILITY" WERE CONSIDERED SEPARATELY WITH RESPECT TO EACH SERIES FUND:

         RESPONSE: In response to your comments we have made the following changes to this section to clarify that these factors were considered separately with respect to each Fund:

         "COSTS OF SERVICES PROVIDED AND PROFITABILITY.


                  In evaluating the costs of the services to be provided by GIML under the Interim Investment Advisory Agreements and the profitability to GIML of its relationships with theeach GIML FundsFund, the Board of Directors reviewed, among other things, the Lipper Report which compared Fund expenses, including those of advisers, administrators, custodians and 12b-1 fees, with a group of "peer funds" selected by Lipper on the basis of comparability, as well as with a broader expense universe that takes into account expenses within the investment classification/objective of theeach GIML Fund in question. The Lipper Report also provided the Board of Directors with relative performance data of each Fund measured against the total return performance of what Lipper deemed to be similar funds and, also against a performance universe comprising all funds within the investment classification/objective of the applicable GIML Fund. Lipper noted that it had obtained performance data for other funds from their most recent SEC filings, which meant that performance ending data for the performance groupings and universe vary.

                  The Board of Directors also considered a report prepared by GIML and GAM USA showing the estimated aggregate revenues received by GIML and GAM USA for the Fundseach GIML Fund and the estimated related costs to GIML and GAM USA of the Fundseach GIML Fund as a business unitsunit, as compared with the total revenues, costs, overhead, bonuses and taxes of the two advisers, as a measure of the cost of the services provided and the estimated profit realized byprofitability to GIML and GAM USA from their relationships with the Fundseach GIML Fund. In addition, the Board of Directors also reviewed the advisory fees paid by other clients of GIML and considered the financial condition of GIML."


3. PLEASE PROVIDE FURTHER DISCUSSION OF WHETHER THE BENEFITS OF ANY ECONOMIES OF SCALE MAY INURE TO THE FUND'S SHAREHOLDERS THROUGH AN INCREASE IN THE SIZE OF THE FUND, OR THROUGH BREAKPOINTS, IF ANY.

PROSKAUER ROSE LLP

December 20, 2005
Page 5


         RESPONSE: The following language has been added to the paragraph entitled "Fees and Economies of Scale" to reflect the Board's consideration of whether the benefits of economies of scale may inure to shareholders:

         "FEES AND ECONOMIES OF SCALE.


                  In  reviewing   the   Transaction,   the  Board  of  Directors
         considered, among other things, whether management fees or other expenses would change as a result of the Transaction. Based on material provided by JBIM, as requested by legal counsel for the Independent Directors, the Board of Directors determined that as a result of the Transaction, the GIML Funds' total management fees would not increase. It was noted that if the assets of a GIML Fund increase, a shareholder's percentage of these management fees and other non-management expenses would be expected to decrease. It was noted that the benefits of these economies of scale would be attributed to shareholders (other than shareholders of GAM Gabelli Long/Short) as permanent breakpoints had been put in place in 2004 with respect to the management fees of all but GAM Gabelli Long/Short."


                                     *  *  *  *  *

         In connection with the above responses to your comments, each Fund acknowledges that:

         o such Fund is responsible for the adequacy and accuracy of the disclosure in its applicable filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclosure the SEC from taking any action with respect to the filings; and

         o such Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                     *  *  *  *  *

         Thank you very much for your prompt review of this letter. Please call me at (212) 969-3736 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

David G. Taylor